UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

ASTRA SPACE, INC.

(Name of the Issuer)

Astra Space, Inc.

Apogee Parent Inc.

Apogee Merger Sub Inc.

Chris C. Kemp

Chris C. Kemp, Trustee of

the Chris Kemp Living

Trust dated February 10,

2021

Adam P. London

(Names of Persons Filing Statement)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

04634X202

(CUSIP Number of Class of Securities)

Chris C. Kemp Adam P. London Astra Space, Inc. 1900 Skyhawk Street Alameda, California (866) 278-7217	Chris C. Kemp Adam P. London Apogee Parent Inc. Apogee Merger Sub Inc. 1900 Skyhawk Street Alameda, California (866) 278-7217

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Lillian Kim Stephen B. Amdur Pillsbury Winthrop Shaw Pittman LLP 31 West 52nd Street New York, New York (212) 858-1000	Katheryn A. Gettman Kevin Roggow Cozen O’Connor P.C. 33 South 6th Street, Suite 3800 Minneapolis, Minnesota (612) 260-9000	Jenny Hochenberg Boris Feldman Freshfields Bruckhaus Deringer LLP 601 Lexington Ave New York, New York (212) 277-4000

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Exchange Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

EXPLANATORY NOTE

This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (together with its exhibits, the “Transaction Statement”) amends and restates the original Rule 13e-3 Transaction Statement on Schedule 13E-3 on April 8, 2024, as amended on May 8, 2024 (together with its exhibits, the “Original Transaction Statement”), specifically to (i) include additional disclosure regarding the Kemp Trust pursuant to Item 3 of the Transaction Statement and (ii) include, as exhibit (c)(2), discussion materials prepared by PJT Partners LP and provided to the Board of Directors of Astra Space, Inc. and to include as exhibits (c)(3) through (c)(7), unredacted discussion materials prepared by Houlihan Lokey Capital, Inc. and provided to the Special Committee of the Board of Directors of Astra Space, Inc. The discussion materials prepared by Houlihan Lokey Capital, Inc., dated December 19, 2023, filed as exhibit (c)(5), make mistaken reference to Pine Ridge in certain locations; all such references were intended to refer to JMCM Holdings LLC or an affiliate.

INTRODUCTION

This Transaction Statement is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (a) Astra Space, Inc., a Delaware corporation (“Astra” or the “Company”), the issuer of the shares of Class A common stock, par value $0.0001 per share (the “Class A Shares”), and Class B common stock, par value $0.0001 per share (the “Class B Shares” and, together with the Class A Shares, the “Common Shares”), of Astra that are the subject of the Rule 13e-3 transaction; (b) Apogee Parent Inc., a Delaware corporation (“Parent”); (c) Apogee Merger Sub Inc., a Delaware corporation (“Merger Sub”) (together with Parent and Merger Sub, the “Parent Entities”); (d) Chris C. Kemp (including the Kemp Trust), the Company’s chief executive officer, chairman and a director; and (e) Adam P. London, the Company’s chief technology officer and a director. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated March 7, 2024 (the “Merger Agreement”), by and among Astra, Parent and Merger Sub. The Merger Agreement provides that Merger Sub will merge with and into Astra, with Astra continuing as the surviving corporation (the “Surviving Corporation”) and becoming a subsidiary of Parent (the “Merger”). In connection with the Merger Agreement and pursuant to equity commitment letters with Parent and Merger Sub, dated March 7, 2024 (collectively, the “Equity Commitment Letters”), Chris Kemp, Adam London, SherpaVentures Fund II, LP (“ACME Fund II”), Astera Institute, Eagle Creek Capital, LLC, JW 16 LLC, and RBH

Ventures Astra SPV, LLC (“RBH”, and collectively, the “Equity Commitment Parties” and each an “Equity Commitment Party”) have severally agreed to provide equity financing to Parent in the amounts specified in their respective Equity Commitment Letters, for a total aggregate value of approximately $28.8 million, on the terms and subject to the conditions contained in the Equity Commitment Letters. The Equity Commitment Parties’ commitments may be satisfied, in each of their sole discretion, by (i) a cash contribution to Parent, (ii) a contribution to Parent of Class A Shares held by such Equity Commitment Party, or (iii) a combination of the foregoing. For purposes of determining the value of an Equity Commitment Party’s contribution pursuant to the foregoing clauses (ii) and (iii), each Class A Share contributed by an Equity Commitment Party will be ascribed a value equal to the Merger Consideration (as defined in the Merger Agreement).

In addition, RBH has also agreed in its Equity Commitment Letter to provide interim debt financing to the Company in the amount of $1.5 million, and MH Orbit, LLC (“MH Orbit”) may, pursuant to a debt commitment letter, dated March 7, 2024, provide debt financing to the Company in the amount of $1.0 million, in each case, by no later than April 15, 2024, for the purposes of financing cash shortfalls at the Company during the period between the signing of the Merger Agreement and the consummation of the Merger. On March 15, 2024, RBH purchased additional Company Convertible Notes and Company Warrants. As a result of these purchases, such interim debt financing commitment and equity commitment of RBH under its Equity Commitment Letter was reduced by $991,000.00 and $1,044,658.75, respectively. On April 22, 2024, RBH purchased additional Company Convertible Notes, which purchase further reduced RBH’s interim debt financing commitment and equity commitment by $400,000, respectively. MH Orbit has not made any additional purchases of Company Convertible Notes and Company Warrants as of the date hereof.

In addition to the Equity Commitment Letters, pursuant to a debt commitment letter with Parent, dated March 6, 2024 (the “AST Debt Commitment Letter”), AST & Science, LLC (“AST”) has agreed to purchase from Parent one or more notes in an aggregate principal amount of $2.5 million for a purchase price of 100% of the principal amount thereof, on the terms and subject to the conditions contained in the AST Debt Commitment Letter (including that the Merger shall have closed substantially concurrent with such purchase).

Upon the consummation of the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, the following will occur: (i) each Class A Share and each Class B Share, that is owned by Astra as treasury shares and each Common Share that is owned by any direct or indirect wholly owned subsidiary of Astra, or by Parent, Merger Sub, or any direct or indirect wholly owned subsidiary of Parent or Merger Sub, in each case, issued and outstanding immediately prior to the Effective Time, will automatically be canceled without payment of any consideration therefor and cease to exist (the “Canceled Common Shares”); (ii) each Class A Share for which the holder thereof did not consent or vote in favor of the Merger Agreement and is entitled to and properly demands appraisal pursuant to the DGCL, and does not withdraw or otherwise lose the right to appraisal pursuant to the DGCL (such Class A Shares, the “Dissenting Shares”) will automatically be cancelled; (iii) each (a) Class A Share and (b) Class A Share subject to a restricted stock unit award held by an independent director of Astra that has fully vested as of the Effective Time, that is issued and outstanding immediately prior to the Effective Time and held by Parent or its affiliates, including the Specified Stockholders (as defined below) and certain other holders of Class A Shares (the “Rollover Shares”), as of immediately prior to the Effective Time as a result of having been acquired by Parent or its affiliates pursuant to a rollover agreement in a form mutually acceptable to Parent and the Company (each, a “Rollover Agreement”) or in connection with the funding of a capital commitment set forth in an Equity Commitment Letter, will be canceled and cease to exist (the “Rollover”); provided that the Rollover will be permitted only if no Class B Shares are issued and outstanding; and (iv) each Class A Share that is issued and outstanding immediately prior to the Effective Time (other than any Rollover Shares, Canceled Common Shares and Dissenting Shares), as of the Effective Time, will be converted into the right to receive an amount in cash equal to $0.50 per Class A Share, without interest. Treatment of outstanding equity plan awards under Astra’s equity incentive plans and award agreements is described in greater detail in the Information Statement (defined below) under “The Merger Agreement—Consideration to be Received in the Merger.” Further, following consummation of the Merger, the Class A Shares will cease to be listed on the Nasdaq Capital Market and registration of the Class A Shares under the Exchange Act will be terminated.

A special committee (the “Special Committee”) of the board of directors (the “Board”) of the Company consisting only of independent and disinterested directors of the Company has unanimously determined that (i) the Merger Agreement and the transactions contemplated thereby (the “Transactions”), including the Merger, on the terms and subject to the conditions set forth therein, are advisable, fair to and in the best interests of the Company and all of the holders of the issued and outstanding Common Shares, excluding Chris C. Kemp, the Kemp Trust and Dr. Adam P. London (collectively, the “Specified Stockholders”) and their respective affiliates (excluding the Company and its subsidiaries) (the “Public Stockholders”) and (ii) recommended that the Board (a) approve the Merger Agreement, the other transaction documents and the Transactions, including the Merger, including for purposes of Section 203 of the DGCL, and (b) recommend adoption and approval of the Merger Agreement and the Transactions, including the Merger, to the Company’s stockholders. In addition, the Special Committee believes that the Merger is fair to the Company’s “unaffiliated security holders,” as such term is defined in Rule 13e-3 under the Exchange Act.

The Board (with Mr. Kemp, Dr. London and Scott Stanford, a director of the Company and an affiliate of ACME, LLC, abstaining from voting on the approval of the Transactions, including the Merger), acting on the recommendation of the Special Committee (i) determined that the Merger Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth therein, are advisable, fair to and in the best interests of the Company and its stockholders, (ii) declared the Merger Agreement and the Transactions, including the Merger, advisable, (iii) approved the Merger Agreement, the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Transactions, including the Merger, on the terms and subject to the conditions contained in the Merger Agreement and (iv) resolved to recommend adoption and approval of the Merger Agreement and the Transactions, including the Merger, to the Company’s stockholders. In addition, the Board (excluding Mr. Kemp, Dr. London and Mr. Stanford), on behalf of the Company, believes that the Merger is fair to the Company’s “unaffiliated security holders,” as such term is defined in Rule 13e-3 under the Exchange Act.

Concurrently with the filing of this Transaction Statement, Astra is filing a notice of written consent and appraisal rights and information statement (the “Information Statement”) under Section 14(c) of the Exchange Act. A copy of the Information Statement is attached hereto as Exhibit (a)(1), and a copy of the Merger Agreement is attached as Annex C to the Information Statement. In accordance with Section 228 and Section 251 of the DGCL, Astra’s Second Amended and Restated Certificate of Incorporation, dated June 30, 2021, as amended, and Astra’s Amended and Restated Bylaws, dated June 30, 2021, the adoption of the Merger Agreement and the approval of the Merger and the other Transactions required the affirmative vote or written consent, by stockholders of Astra holding a majority of the aggregate voting power of the outstanding Common Shares entitled to vote thereon, voting together as a single class (the “Required Stockholder Approval”). On March 7, 2024, Mr. Kemp and Dr. London, which on such date beneficially owned a majority of the voting power of the issued and outstanding Common Shares, executed and delivered to the Company a written consent adopting the Merger Agreement and approving the Merger, (the “Written Consent”), thereby providing the Required Stockholder Approval for the Merger.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Information Statement, including all annexes thereto, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Information Statement is in preliminary form and is subject to completion.

All information contained in this Transaction Statement concerning any of the filing persons has been provided by such filing person and no filing person has produced any disclosure with respect to any other filing persons.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

ITEM 2. SUBJECT COMPANY INFORMATION

(a) Name and Address. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Summary — The Parties to the Merger Agreement”

(b) Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“Market Information, Dividends and Certain Transactions in the Class A Shares”

(c) Trading Market and Price. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Market Information, Dividends and Certain Transactions in the Class A Shares”

(d) Dividends. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Market Information, Dividends and Certain Transactions in the Class A Shares”

(e) Prior Public Offerings. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“The Special Factors – Background of the Merger”

(f) Prior Stock Purchases. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Market Information, Dividends and Certain Transactions in the Class A Shares”

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS

(a)–(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“The Parties to the Merger Agreement”

“Directors, Executive Officers and Controlling Persons of the Company”

“Where You Can Find More Information”

Additionally, with respect to the Kemp Trust, the name of the Kemp Trust is the Chris Kemp Living Trust dated February 10, 2021. The business address of the Kemp Trust is 1900 Skyhawk Street, Alameda, CA, 94501. The telephone number of the Kemp Trust is (866) 278-7217. Mr. Kemp is the sole trustee and a beneficiary of the Kemp Trust. By virtue of this relationship, the Kemp Trust is an affiliate of the Company, Parent, and Merger Sub. The Kemp Trust is primarily engaged in the business of investing in securities and is organized under the laws of the State of California, United States of America. During the last five years, the Kemp Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has it been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

ITEM 4. TERMS OF THE TRANSACTION

(a)(1) Material Terms – Tender Offers. Not applicable.

(a)(2) Material Terms – Merger or Similar Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Required Stockholder Approval for the Merger”

“The Special Factors – Opinion of Houlihan Lokey Capital, Inc. to the Special Committee”

“The Special Factors – Certain Company Financial Projections”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the Parent Entities in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Parent Entities in Connection with the Merger”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Special Factors – Delisting and Deregistration of Class A Shares”

“The Special Factors – Material United States Federal Income Tax Consequences of the Merger”

“The Merger Agreement”

“Annex C: Agreement and Plan of Merger”

“Annex D: Opinion of Houlihan Lokey Capital, Inc.”

(c) Different Terms. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Merger Agreement – Consideration to be Received in the Merger”

(d) Appraisal Rights. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary – Appraisal Rights”

“Questions and Answers about the Merger”

“The Merger Agreement – Dissenting Shares”

“Appraisal Rights”

“Annex F: Section 262 of the General Corporation Law of Delaware”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Provisions for Unaffiliated Stockholders”

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Transactions. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Market Information, Dividends and Certain Transactions in the Class A Shares”

(b)–(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Required Stockholder Approval for the Merger”

“The Special Factors – Financing”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the Parent Entities in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Parent Entities in Connection with the Merger”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Special Factors – Delisting and Deregistration of Class A Shares”

“The Special Factors – Fees and Expenses”

“The Merger Agreement – Form of Merger”

“The Merger Agreement – Consummation and Effectiveness of the Merger”

“The Merger Agreement – Consideration to be Received in the Merger”

“The Merger Agreement – Written Consent; Merger Sub Stockholder Consent”

“Market Information, Dividends and Certain Transactions in the Class A Shares”

“Annex C: Agreement and Plan of Merger”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Required Stockholder Approval for the Merger”

“The Special Factors – Financing”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the Parent Entities in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Parent Entities in Connection with the Merger”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Special Factors – Delisting and Deregistration of Class A Shares”

“The Special Factors – Fees and Expenses”

“The Merger Agreement – Form of Merger”

“The Merger Agreement – Consummation and Effectiveness of the Merger”

“The Merger Agreement – Consideration to be Received in the Merger”

“The Merger Agreement – Written Consent; Merger Sub Stockholder Consent”

“The Merger Agreement – Other Covenants and Agreements”

“Market Information, Dividends and Certain Transactions in the Class A Shares”

“Annex C: Agreement and Plan of Merger”

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b) Use of Securities Acquired. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Delisting and Deregistration of Class A Shares”

“The Special Factors – Plans for the Company After the Merger”

“The Merger Agreement – Form of Merger”

“The Merger Agreement – Consideration to be Received in the Merger”

(c)(1)–(8) Plans. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the Parent Entities in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Parent Entities in Connection with the Merger”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Special Factors – Other Arrangements”

“The Special Factors – Delisting and Deregistration of Class A Shares”

“The Special Factors – Plans for the Company After the Merger”

“The Special Factors – Fees and Expenses”

“The Merger Agreement”

“Annex C: Agreement and Plan of Merger”

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) Purposes. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the Parent Entities in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Parent Entities in Connection with the Merger”

“The Special Factors – Plans for the Company After the Merger”

(b) Alternatives. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Opinion of Houlihan Lokey Capital, Inc. to the Special Committee”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Alternatives to the Merger”

(c) Reasons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the Parent Entities in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Parent Entities in Connection with the Merger”

“The Special Factors – Alternatives to the Merger”

(d) Effects. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Financing”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Parent Entities in Connection with the Merger”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Special Factors – Delisting and Deregistration of Class A Shares”

“The Special Factors – Plans for the Company After the Merger”

“The Special Factors – Fees and Expenses”

“The Special Factors – Material United States Federal Income Tax Consequences of the Merger”

“The Merger Agreement – Form of Merger”

“The Merger Agreement – Consummation and Effectiveness of the Merger”

“The Merger Agreement – Consideration to be Received in the Merger”

“The Merger Agreement – Dissenting Shares”

“The Merger Agreement – Charter; Bylaws”

“The Merger Agreement – Indemnification and Insurance”

“Appraisal Rights”

“Annex C: Agreement and Plan of Merger”

“Annex F: Section 262 of the Delaware General Corporation Law”

ITEM 8. FAIRNESS OF THE TRANSACTION

(a)–(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Opinion of Houlihan Lokey Capital, Inc. to the Special Committee”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the Parent Entities in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Parent Entities in Connection with the Merger”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“Annex D: Opinion of Houlihan Lokey Capital, Inc.”

The confidential discussion materials prepared by Houlihan Lokey Capital, Inc. and provided to the Special Committee, dated November 16, 2023, December 4, 2023, December 19, 2023, February 25, 2024, March 4, 2024 and March 5, 2024, are attached hereto as Exhibits (c)(3) through and including (c)(8).

(c) Approval of Security Holders. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Required Stockholder Approval for the Merger”

“The Merger Agreement – Written Consent; Merger Sub Stockholder Consent”

“Annex C: Agreement and Plan of Merger”

(d) Unaffiliated Representative. The Company did not retain an unaffiliated representative to act solely on behalf of the unaffiliated security holders for purposes of negotiating the transaction. The Special Committee, which consists entirely of independent and disinterested directors, was formed for the purpose of exploring potential strategic alternatives including, without limitation, one or more potential financing transactions or a potential dissolution or winding up of the Company and liquidation of our assets. The Special Committee retained (i) Freshfields Bruckhaus Deringer LLP as its legal advisor and (ii) Houlihan Lokey as its financial advisor, and Houlihan Lokey rendered an opinion to the Special Committee to the effect that the Merger Consideration to be received by the Public Stockholders in the Merger, pursuant to the Merger Agreement, is fair to such stockholders, from a financial point of view. The Special Committee considered the Public Stockholders to be situated substantially similarly to the Company’s “unaffiliated security holders,” as such term is defined in Rule 13e-3 under the Exchange Act, due to the fact that holders of Class A Shares who are officers or directors of the Company, and who are included among the Public Stockholders but might be considered affiliates of the Company by virtue of such role, will receive the same per share Merger Consideration in respect of their Class A Shares as the security holders unaffiliated with the Company will receive in respect of their Class A Shares.

(e) Approval of Directors. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the Parent Entities in Connection with the Merger”

(f) Other Offers. The information set forth in the Information Statement under the following captions is incorporated by reference:

“Summary”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the Parent Entities in Connection with the Merger”

“The Merger Agreement – No Solicitation; Superior Proposal and Adverse Recommendation Change”

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)–(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Opinion of Houlihan Lokey Capital, Inc. to the Special Committee”

“The Special Factors – Certain Company Financial Projections”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the Parent Entities in Connection with the Merger”

“Annex D: Opinion of Houlihan Lokey Capital, Inc.”

The discussion materials prepared by PJT Partners LP and provided to the Board, dated August 23, 2023 are attached hereto as Exhibit (c)(2).

The discussion materials prepared by Houlihan Lokey Capital, Inc. and provided to the Special Committee, dated November 16, 2023, December 4, 2023, December 19, 2023, February 25, 2024, March 4, 2024 and March 5, 2024, are attached hereto as Exhibits (c)(3) through and including (c)(8).

The reports, opinions or appraisals referenced in this Item 9 are filed herewith or incorporated by reference herein and will be made available for inspection and copying at the principal executive offices of Astra during its regular business hours by any interested holder of Common Stock or representative who has been designated in writing, and copies may be obtained by requesting them in writing from Astra at the email address provided under the caption “Where You Can Find More Information” in the Information Statement, which is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)–(b) Source of Funds; Conditions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Financing”

“The Special Factors – Position of the Parent Entities in Connection with the Merger”

“The Merger Agreement – Consummation and Effectiveness of the Merger”

“The Merger Agreement – Financing of the Merger”

“Annex C –Agreement and Plan of Merger”

(c) Expenses. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“The Special Factors – Fees and Expenses”

(d) Borrowed Funds. Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Directors, Executive Officers and Controlling Persons of the Company”

“Security Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“The Special Factors – Background of the Merger”

“The Special Factors – Financing”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Merger Agreement”

“Market Information, Dividends and Certain Transactions in the Class A Shares”

“Annex C: Agreement and Plan of Merger”

ITEM 12. THE SOLICITATION OR RECOMMENDATION

(d) Intent to Tender or Vote in a Going-Private Transaction. Mr. Kemp and Dr. London have voted in favor of the Merger by written consent on March 7, 2024, which votes were sufficient to approve the Merger Agreement and the consummation of the Merger on behalf of the Stockholders. No other vote is required. Certain Class A Shares held by Mr. Kemp and Dr. London may be sold to cover transaction expenses in connection with the Merger. Such Class A Shares would not be included in any Rollover Agreements entered into by Mr. Kemp and Dr. London in favor of the Parent. To the Company’s knowledge, no other officer or director intends to sell any Class A Shares owned by him or her prior to the consummation of the Merger.

(e) Recommendations of Others. Not applicable.

ITEM 13. FINANCIAL STATEMENTS

(a) Financial Statements. The (a) audited financial statements of the Company for the fiscal years ended December 31, 2023 and 2022 and the related notes thereto which were included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on April 18, 2024, and (b) unaudited condensed consolidated financial statements of the Company for the quarterly period ended March 31, 2024 and the related notes thereto, which were included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 29, 2024, are each incorporated by reference herein. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Market Information, Dividends and Certain Transactions in the Class A Shares”

“Where You Can Find More Information”

(b) Pro Forma Information. Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations. Not applicable.

(b) Employees and Corporate Assets. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Opinion of Houlihan Lokey Capital, Inc. to the Special Committee”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Special Factors – Special Committee Compensation”

“The Special Factors – Other Interests”

“The Special Factors – Fees and Expenses”

ITEM 15. ADDITIONAL INFORMATION

(b) Golden Parachute Compensation. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Special Factors – Severance Entitlements”

(c) Other Material Information. The information set forth in the Information Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS

Exhibit No.	Description

(a)(1)	Preliminary Information Statement of Astra Space, Inc. incorporated herein by reference to the Information Statement.

(c)(1)	Opinion of Houlihan Lokey Capital, Inc. to the Special Committee to the Special Committee of the Board of Directors of Astra Space, Inc. dated March 5, 2024, incorporated herein by reference to Annex D to the Information Statement.

(c)(2)*	Discussion materials prepared by PJT Partners LP., dated August 23, 2023, for the Board of Directors of Astra Space, Inc.

(c)(3)*	Discussion materials prepared by Houlihan Lokey Capital, Inc., dated November 16, 2023, for the Special Committee of the Board of Directors of Astra Space, Inc.

(c)(4)*	Discussion materials prepared by Houlihan Lokey Capital, Inc., dated December 4, 2023, for the Special Committee of the Board of Directors of Astra Space, Inc.

(c)(5)*	Discussion materials prepared by Houlihan Lokey Capital, Inc., dated December 19, 2023, for the Special Committee of the Board of Directors of Astra Space, Inc.

(c)(6)*	Discussion materials prepared by Houlihan Lokey Capital, Inc., dated February 25, 2024, for the Special Committee of the Board of Directors of Astra Space, Inc.

(c)(7)*	Discussion materials prepared by Houlihan Lokey Capital, Inc., dated March 4, 2024, for the Special Committee of the Board of Directors of Astra Space, Inc.

(c)(8)*	Discussion materials prepared by Houlihan Lokey Capital, Inc., dated March 5, 2024, for the Special Committee of the Board of Directors of Astra Space, Inc.

(d)(1)	Agreement and Plan of Merger, dated as of March 7, 2024, by and among Astra Space, Inc., Apogee Parent Inc. and Apogee Merger Sub Inc. (incorporated by reference to Exhibit 2.1 of the Issuer’s Form 8-K filed with the Commission on March 12, 2024).

(d)(2)	Limited Waiver and Consent to Senior Secured Convertible Notes and Common Stock Purchase Warrant and Reaffirmation of Transaction Documents, dated as of March 7, 2024, by and among Astra Space, Inc., each of the subsidiaries of Astra Space, Inc. party thereto and each of the investors party thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with the Commission on March 12, 2024).

(d)(3)	Interim Investors’ Agreement, dated as of March 7, 2024, by and among Apogee Parent Inc., Apogee Merger Sub Inc., Chris C. Kemp, Adam London, MH Orbit LLC, JMCM Holdings LLC, JW 16 LLC, SherpaVentures Fund II, LP, and the other parties appearing on the signature pages thereto (incorporated by reference to Exhibit 99.13 of Adam London’s Schedule 13D/A filed on March 11, 2024).

(d)(4)	Equity Commitment Letter by and between the Issuer and Chris C. Kemp, dated March 7, 2024 (incorporated by reference to Exhibit 99.14 of Chris C. Kemp’s Schedule 13D/A filed on March 11, 2024).

(d)(5)	Equity Commitment Letter by and between the Issuer and Adam London, dated March 7, 2024 (incorporated by reference to Exhibit 99.10 of Adam London’s Schedule 13D/A filed on March 11, 2024).

(d)(6)	Warrant Exchange Agreement, dated March 7, 2024 (incorporated by reference to Exhibit 99.11 of Adam London’s Schedule 13D/A filed on March 11, 2024).

(d)(7)	Noteholder Conversion Agreement, dated March 7, 2024 (incorporated by reference to Exhibit 99.12 of Adam London’s Schedule 13D/A filed on March 11, 2024).

(d)(8)	Form of 12% Senior Secured Convertible Note due 2025 (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the Commission on May 1, 2024).

(d)(9)	Exclusivity Agreement (incorporated by reference to Exhibit 99.7 of Adam London’s Schedule 13D/A filed on February 26, 2024).

(d)(10)	Letter to the Special Committee of the Board of Directors of Astra Space, Inc., dated February 24, 2024 (incorporated by reference to Exhibit 99.8 of Adam London’s Schedule 13D/A filed on February 26, 2024).

(d)(11)	Form of Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K filed with the Commission on November 24, 2023).

(d)(12)	Omnibus Amendment No. 3 Agreement dated as of November 21, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Commission on November 24, 2023).

(d)(13)	Amendment to Securities Purchase Agreement, dated January 19, 2024, by and among Astra Space, Inc., each of the subsidiaries of Astra Space, Inc. party thereto, the Investors and GLAS Americas LLC, which Securities Purchase Agreement was amended and restated as an exhibit to exhibit (d)(12) (incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 8-K filed with the Commission on January 25, 2024).

(d)(14)	Agreement regarding Omnibus Amendment No. 3 Agreement, dated as of January 22, 2024, between Astra Space, Inc., its subsidiaries and the Investors (incorporated by reference to Exhibit 10.29 of the Issuer’s annual report on Form 10-K filed with the Commission on April 18, 2024).

(d)(15)	Amendment to Senior Secured Convertible Notes, dated as of January 31, 2024, by and among Astra Space, Inc. and the Holders (incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 8-K filed with the Commission on February 6, 2024).

(d)(16)	Second Amendment to Securities Purchase Agreement and Second Amendment to Senior Secured Convertible Notes, dated February 26, 2024, by and among Astra Space, Inc., each of the subsidiaries of Astra Space, Inc. party thereto, the Investors and GLAS Americas LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 8-K filed with the Commission on March 1, 2024).

(d)(17)	Third Amendment to Securities Purchase Agreement and Third Amendment to Senior Secured Convertible Notes, dated April 10, 2024, by and among Astra Space, Inc., each of the subsidiaries of Astra Space, Inc. party thereto, the investors party thereto and GLAS Americas LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 8-K filed with the Commission on April 15, 2024).

(d)(18)	Fourth Amendment to Senior Secured Convertible Notes, dated April 30, 2024, by and among Astra Space, Inc., its subsidiaries and the Holders (incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 8-K filed with the Commission on May 1, 2024).

(d)(19)	Letter to the Special Committee of the Board of Directors of Astra Space, Inc., dated November 8, 2023 (incorporated by reference to Exhibit 99.3 of Adam London’s Schedule 13D/A filed on November 9, 2023).

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex F to the Information Statement.

107**	Filing Fee Table

*	Filed herewith
**	Previously filed with the Schedule 13E-3 filed with the SEC on April 8, 2024

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June 4, 2024.

ASTRA SPACE, INC.

By: /s/ Axel Martinez
Name: Axel Martinez
Title: Chief Financial Officer

Apogee Parent Inc.

By: /s/ Chris C. Kemp
Name: Chris C. Kemp
Title: Chief Executive Officer

Apogee Merger Sub Inc.

By: /s/ Chris C. Kemp
Name: Chris C. Kemp
Title: Chief Executive Officer

Chris C. Kemp

By: /s/ Chris C. Kemp
Name: Chris C. Kemp

Chris C. Kemp, Trustee of the Chris Kemp Living Trust
dated February 10, 2021

By: /s/ Chris C. Kemp
Name: Chris C. Kemp
Title: Trustee

Adam P. London

By: /s/ Adam P. London
Name: Adam P. London